Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended September 30, 2019			For the three months ended September 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,322	27,285	71	27,594	27,530	88
Cost of revenues	23,768	23,761	41	23,584	23,553	55
Selling, general and other costs	1,601	1,596	5	2,291	2,283	8
Research and development costs	1,456	1,456	—	705	705	—
Result from investments	43	(16)	59	50	1	49
Gains on disposal of investments	—	—	—	—	—	—
Restructuring costs	(1)	(1)	—	24	24	—
Net financial expenses	280	280	—	249	249	—
Profit before taxes	261	177	84	791	717	74
Tax expense	440	433	7	277	268	9
Result from intersegment investments	—	77	—	—	65	—
Net (loss)/profit from continuing operations	(179)	(179)	77	514	514	65
Profit from discontinued operations, net of tax	—	—	—	50	50	—
Net (loss)/profit	(179)	(179)	77	564	564	65

Adjusted EBIT	1,959	1,875	84	1,872	1,797	75

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	78,544	78,385	254	80,938	80,764	241
Cost of revenues	68,038	67,985	148	69,428	69,362	133
Selling, general and other costs	4,691	4,673	18	5,608	5,584	24
Research and development costs	2,911	2,911	—	2,249	2,249	—
Result from investments	159	(16)	175	201	53	148
Gains on disposal of investments	7	7	—	—	—	—
Restructuring costs	195	195	—	26	26	—
Net financial expenses	784	784	—	801	801	—
Profit before taxes	2,091	1,828	263	3,027	2,795	232
Tax expense	969	943	26	868	840	28
Result from intersegment investments	—	237	—	—	204	—
Net profit from continuing operations	1,122	1,122	237	2,159	2,159	204
Profit from discontinued operations, net of tax	3,970	3,970	—	180	180	—
Net profit	5,092	5,092	237	2,339	2,339	204

Adjusted EBIT	4,553	4,290	263	4,907	4,674	233

Statement of Financial Position by activity
Unaudited

	At September 30, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,722	14,722	—	13,970	13,970	—
Other intangible assets	12,097	12,093	4	11,749	11,745	4
Property, plant and equipment	28,287	28,284	3	26,307	26,305	2
Investments and other financial assets	2,918	3,354	1,577	2,979	3,364	1,416
Deferred tax assets	1,753	1,721	32	1,814	1,778	36
Inventories	11,474	11,474	—	10,694	10,694	—
Assets sold with a buy-back commitment	2,208	2,208	—	1,707	1,707	—
Trade receivables	2,211	2,213	41	2,048	2,050	20
Receivables from financing activities	3,412	1,363	3,408	3,614	1,213	3,697
Tax receivables	375	381	4	490	483	7
Other assets	4,994	4,984	10	4,250	4,239	11
Cash and cash equivalents	15,974	15,852	122	12,450	12,275	175
Assets held for sale	51	51	—	4,801	4,861	—
TOTAL ASSETS	100,476	98,700	5,201	96,873	94,684	5,368
Equity and Liabilities
Equity	27,606	27,606	2,008	24,903	24,903	1,782
Employee benefits liabilities	8,903	8,901	2	8,470	8,468	2
Provisions	15,200	15,196	9	16,044	16,054	9
Deferred tax liabilities	1,303	1,303	—	937	937	—
Debt	15,085	13,479	2,965	14,528	12,379	3,364
Trade payables	21,585	21,584	40	19,229	19,221	18
Other financial liabilities	442	442	—	207	207	—
Tax payables	104	82	32	115	97	28
Other liabilities	10,221	10,080	145	9,509	9,346	165
Liabilities held for sale	27	27	—	2,931	3,072	—
TOTAL EQUITY AND LIABILITIES	100,476	98,700	5,201	96,873	94,684	5,368

Statement of Cash Flows by activity
Unaudited

	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit from continuing operations	1,122	1,122	237	2,159	2,159	204
Amortization and depreciation	4,080	4,078	2	4,175	4,174	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	1,497	1,433	(173)	29	(17)	(158)
Dividends received	66	69	—	75	96	—
Change in provisions	(1,390)	(1,390)	—	618	618	—
Change in deferred taxes	469	465	4	221	213	8
Change in items due to buy back commitments	122	122	—	322	322	—
Change in working capital	436	444	(8)	(1,976)	(1,993)	17
Cash flows (used in)/from operating activities - discontinued operations	(308)	(308)	—	340	340	—
TOTAL	6,094	6,035	62	5,963	5,912	72
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(5,482)	(5,481)	(1)	(3,785)	(3,784)	(1)
Proceeds from the sale of non-current assets	60	60	—	38	38	—
Net cash proceeds from disposal of discontinued operations	5,348	5,348	—	—	—	—
Net change in receivables from financing activities	96	61	35	(388)	(44)	(344)
Change in securities	15	15	—	(184)	(184)	—
Other changes	27	27	—	13	13	—
Cash flows used in investing activities - discontinued operations	(155)	(155)	—	(415)	(415)	—
TOTAL	(91)	(125)	34	(4,721)	(4,376)	(345)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(1,006)	(862)	(144)	(1,957)	(2,215)	258
Capital increase	—	—	—	11	11	—
Distributions paid	(3,056)	(3,056)	(3)	(1)	(1)	(21)
Cash flows from/(used in) financing activities - discontinued operations	325	325	—	(61)	(61)	—
TOTAL	(3,737)	(3,593)	(147)	(2,008)	(2,266)	237
Translation exchange differences	539	541	(2)	54	69	(15)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	2,805	2,858	(53)	(712)	(661)	(51)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,450	12,275	175	12,638	12,423	215
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	719	719	—	—	—	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	2,805	2,858	(53)	(712)	(661)	(51)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	—	—	—	508	508	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	15,974	15,852	122	11,418	11,254	164

Net Debt by activity
Unaudited

	At September 30, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(15,037)	(13,228)	(1,809)	(14,575)	(12,169)	(2,406)
Capital market(1)	(8,055)	(7,625)	(430)	(8,112)	(7,699)	(413)
Bank debt	(4,598)	(3,415)	(1,183)	(5,320)	(3,772)	(1,548)
Other debt(2)	(727)	(533)	(194)	(882)	(437)	(445)
Lease liabilities(3)	(1,657)	(1,655)	(2)	(261)	(261)	—
Accrued interest and other adjustments(4)	(48)	(45)	(3)	47	47	—
Debt with third parties from continuing operations (excluding Magneti Marelli)	(15,085)	(13,273)	(1,812)	(14,528)	(12,122)	(2,406)
Debt classified as held for sale	—	—	—	(177)	(177)	—
Debt with third parties including discontinued operations	(15,085)	(13,273)	(1,812)	(14,705)	(12,299)	(2,406)
Intercompany, net(5)	—	947	(947)	—	560	(560)
Current financial receivables from jointly-controlled financial services companies(6)	133	133	—	242	242	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including discontinued operations	(14,952)	(12,193)	(2,759)	(14,463)	(11,497)	(2,966)
Derivative financial assets/(liabilities), net of collateral deposits, from continuing operations(7)	(241)	(241)	—	151	150	1
Current debt securities(8)	234	234	—	219	219	—
Cash and cash equivalents	15,974	15,852	122	12,450	12,275	175
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale(9)	—	—	—	725	725	—
Total Net cash/(debt) including discontinued operations	1,015	3,652	(2,637)	(918)	1,872	(2,790)
Net industrial cash/(debt) from continuing operations (excluding Magneti Marelli)(10)		3,652			1,768
Net industrial cash/(debt) from discontinued operations(10)		—			104
Total Net industrial cash/(debt)		3,652			1,872
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018. The disposal of Magneti Marelli was completed on May 2, 2019.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€7,612 million at September 30, 2019 and €7,699 million at December 31, 2018) and other debt instruments (€443 million at September 30, 2019 and €413 million at December 31, 2018) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€186 million at September 30, 2019 and €464 million at December 31, 2018), and other debt.
(3) Includes Lease liabilities determined in accordance with IFRS 16 - Leases effective January 1, 2019, which resulted in an increase in Lease liabilities of €1,069 million, of which €1,067 million related to the Industrial activities. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€1,153 million at September 30, 2019 and €958 million at December 31, 2018) and industrial activities entities' financial payables due to financial services entities (€206 million at September 30, 2019 and €398 million at December 31, 2018).
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net negative €288 million at September 30, 2019 and net positive €90 million at December 31, 2018) and collateral deposits (€47 million at September 30, 2019 and €61 million at December 31, 2018).
(8) Excludes certain debt securities held pursuant to applicable regulations (€47 million at September 30, 2019 and €72 million at December 31, 2018).
(9) At December 31, 2018 this amount included current debt securities of €9 million and there were no collateral deposits classified as held for sale.
(10) Amounts above include balances between Magneti Marelli and other companies of the Group (net financial payables due from Magneti Marelli to other group companies of €444 million at December 31, 2018, and nil at September 30, 2019, following the sale of Magneti Marelli on May 2, 2019.)